October 17, 2024

Shona Wilson
Chief Financial Officer
enCore Energy Corp.
101 N. Shoreline Blvd., Suite 450
Corpus Christi, Texas 78401

       Re: enCore Energy Corp.
           Form 40-F for Fiscal Year Ended December 31, 2023
           Form 6-K filed August 14, 2024
           Response dated September 26, 2024
           File No. 001-41489
Dear Shona Wilson:

        We have reviewed your September 26, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 13, 2024 letter.

Form 40-F for Fiscal Year Ended December 31, 2023
Exhibit 99.1, page 1

1.     We note your response to prior comment 1. Our understanding of Section
3.4 of
       National Instrument 43-101 is that the disclosure of mineral resources or reserves on a material property must include the key assumptions, parameters, and methods used to estimate the mineral resource and mineral reserve. Considering that you base production decisions on mineral resources please explain why you do not consider the well field recovery factor to be a key assumption associated with your mineral resources that should be communicated to investors.
Exhibit 99.2, page 17

2. We note your response to prior comment 2. Please provide us with additional
 October 17, 2024
Page 2

       information related to your production schedule including the nameplate production capacity for each of the three licensed and constructed production facilities in South
       Texas and, for future production facilities, the name, date, and respective preliminary economic analysis for each facility referenced in the schedule.
3. We note your response to prior comment 3. Please tell us the source and date of the historical estimates and, to the extent known, the key assumptions, parameters, and methods used to prepare the historical estimates. Tell us if this is required disclosure under Section 2.4 of National Instrument 43-101.
Exhibit 99.3
Notes to the Consolidated Financial Statements
Note 2. Material accounting policy information
Mineral properties, page F-9

4. We note from your response to prior comment 4 that you have retained reference to
          development    of exploration and evaluation assets. However, it
remains unclear to us
       how IFRS 6 contemplates capitalization of these costs. Please provide us with examples of direct and indirect costs you incur to "develop" your exploration and evaluation assets. Alternatively, you may choose to remove this reference from your accounting policy description.
Note 10. Mining Properties, page F-25

5.     We note from your response to prior comment 6 that    The Company
recognizes
       depletion expense based on the unit-of-production method, which applies the
       depletion rate to the actual amount of uranium extracted during the period relative to the estimated recoverable reserves within inventory. This disclosure is currently
       included in the Company   s Form 40-F for the year-ending December 31,
2023.
       However, we are unable to locate this disclosure. Please tell us the Exhibit and page number where this disclosure can be found in the Form 40-F for the fiscal year ended
       December 31, 2023.
6. We note your response to prior comment 6 states that you apply the units-of-
       production method in calculating depletion based on estimated recoverable reserves.
       Please address the following points:
           Given that you do not disclose proven and probable reserves, clarify your policy disclosure to describe "estimated recoverable reserves," explain how they are determined and how they best represent the useful life of the underlying mineral property asset.
           To the extent you include inferred resources or exploration potential in your
           "estimated recoverable reserve" base, provide the amounts and percentages of inferred resources and exploration potential included in your calculations as of
           June 30, 2024.
           Provide an analysis of the impact that these lower level of resources have on your depletion expense for the six months ended June 30, 2024 that includes depletion calculations with and without inferred resources and exploration potential in your depletion base.
 October 17, 2024
Page 3

General

7. We note your responses to prior comments 4, 5, and 6 indicate that the referenced verbiage will be included in the applicable accounting policy disclosure in future filings of Form 6-K. Please confirm that such disclosure will also be included in future filings of your Form 40-F.
Form 6-K filed August 14, 2024
Exhibit 99.2
Notes to Consolidated Financial Statements
Note 14. Segmented information, page 24

8.     We note from your response to prior comment 8 that    Even though the
Company has
       begun production at both our Rosita and Alta Mesa projects in Texas in 2024, the
       Company   s Chief Operating Decision Maker (   CODM   ) continues to
assess the
       allocation of resources based on the production of one product, Uranium. Please describe in more detail how performance is assessed and how resources are allocated to the various components of your business specifically addressing resource allocation between your producing and non-producing components. As part of your response, provide examples supporting your descriptions, and specifically describe the nature of decisions made by the CODM as they relate to each of the components. Please contact Jennifer O'Brien at 202-551-3721 or Craig Arakawa at
202-551-3650 if
you have questions regarding comments on the financial statements and related matters.
You may contact John Coleman at 202-551-3610 with questions about engineering comments.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation